UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of April 2017

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Report of Relevant Information regarding the Ordinary General Shareholders’ Meeting held on March 31, 2017

Item 1

Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) informs that the Ordinary General Shareholders’ Meeting held on March 31, 2017, has:

1.	Approved the Company’s financial statements, management report and other attachments, for the six months period ended on December 31, 2016. It further approved the following distribution of profits:

GRUPO AVAL ACCIONES Y VALORES S.A.
PROPOSED DISTRIBUTION OF PROFITS
FOR THE PERIOD BEGINNING ON JULY 1st AND ENDING ON DECEMBER 31st, 2016
GENERAL MEETING OF SHAREHOLDERS

Net Income			1,053,593,878,526.29

With tax benefit		1,053,593,878,526.29
Without tax benefit		0.00

Plus:
Occasional reserve release at the disposal of the General Meeting of Shareholders			5,591,386,761,037.62
With tax benefit		4,677,756,658,707.65
Without tax benefit		913,630,102,329.97

Total Income available for disposal of the General Meeting of Shareholders			6,644,980,639,563.91

To distribute a cash dividend of $ 4.90 per share per month from April, 2017 to March 2018, including those two months, with respect to 22,281,017,159 outstanding shares as of the date of this meeting.			1,310,123,808,949.20

With benefit		1,310,123,808,949.20

Note: Dividends shall be paid within the first ten (10) days of each month according to applicable regulations. In accordance with article 2.23.1.1.4 of Decree 2555 of 2010 (modified by Decree 4766 of 2011) and the regulations of the Colombian Stock Exchange, dividends for the month of April 2017, will be paid from the fourth trading day following the date in which the General Meeting of Shareholders approves the distribution of profits, which is from April 6. In this month, dividends will be paid until April 15.

Occasional reserve at the disposal of General Meeting of Shareholders			5,334,856,830,614.71

Total with tax benefit
Year 2016 - Second Semester-with tax benefit:	1,053,593,878,526.29
Acumulated - with tax benefit	3,367,632,849,758.45	4,421,226,728,284.74

Total without tax benefit
Year 2016 - Second Semester - without tax benefit	0
Acumulated - without tax benefit	913,630,102,329.97	913,630,102,329.97

TOTAL			6,644,980,639,563.91

2.	Elected, as members of the Board of Directors, for the period beginning in April 1, 2017 and ending on March 31, 2018, the following individuals:

GRUPO AVAL ACCIONES Y VALORES S.A. BOARD OF DIRECTORS 2017 - 2018
PRINCIPAL	ALTERNATE
Luis Carlos Sarmiento Angulo	Mauricio Cárdenas Müller
Alejandro Figueroa Jaramillo	Juan María Robledo Uribe
Efraín Otero Álvarez	Juan Camilo Ángel Mejía
Álvaro Velásquez Cock	Ana María Cuellar de Jaramillo
Julio Leonzo Álvarez Álvarez (*)	Fabio Castellanos Ordóñez (*)
Germán Michelsen Cuéllar	Gabriel Mesa Zuleta (*)
Esther América Paz Montoya (*)	Germán Villamil Pardo (*)

(*) Independent members (under Colombian law).

3.	Re-elected KPMG as External Auditor (Revisor Fiscal) of the Company. KPMG will appoint the individuals that will act as principal and alternate External Auditor of the Company, on behalf of such firm.

4.	The following will be the ex-dividend dates applicable to the period beginning on April, 2017 and ending on March, 2018:

EX-DIVIDEND DATES - APRIL 2017 TO MARCH 2018(*)
Month	Initial Ex-Dividend Date (dd/mm/yy)	Final Ex-Dividend Date (dd/mm/yy)
April, 2017	03/04/2017	06/04/2017
May, 2017	25/04/2017	02/05/2017
June, 2017	25/05/2017	01/06/2017
July, 2017	27/06/2017	04/07/2017
August, 2017	26/07/2017	01/08/2017
September, 2017	28/08/2017	01/09/2017
October, 2017	26/09/2017	02/10/2017
November, 2017	26/10/2017	01/11/2017
December, 2017	27/11/2017	01/12/2017
January, 2018	26/12/2017	02/01/2018
February, 2018	26/01/2018	01/02/2018
March, 2018	23/02/2018	01/03/2018

(*) Ex-Dividend period pursuant to Colombian applicable regulation. Ex-Dividend dates may vary subject to any determination of the Colombian Stock Exchange with respect to the business days for trading purposes.

5.	Approved the following amendment to the Company’s by-laws:

“ARTICLE 14. ORDINARY MEETINGS. Ordinary meetings of the Shareholders' Meeting shall be held once a year no later than the last business day of March in order to review the Company's situation, nominate administrators and other officials for election, set the economic guidelines for the Company, approve the statements and balances of the most recent annual accounting period, make decisions about profit sharing, and agree on any measures necessary to ensure the fulfillment of the corporate purpose. If the meeting is not called, the Shareholders' Meeting shall automatically convene on the first (1) day of the month of April at ten o'clock in the morning (10:00 a.m.) at the headquarters where the Company's management has its offices. Management shall allow the shareholders or their representatives to inspect the Company's books and documents fifteen (15) business days leading up to the meeting.

PARAGRAPH. The separate and consolidated financial statements of the Company must be submitted for the consideration and approval of the Shareholders in the annual ordinary meeting. However, exceptionally, when urgent or unforeseen needs so request, the consolidated financial statements of the Company may be submitted for consideration in a subsequent meeting which must take place as soon as such consolidated financial statements become available and in any case, within the next 90 days following the Shareholders’ ordinary meeting.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 3, 2017

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel